EMPLOYMENT AGREEMENT

     THIS EMPLOYMENT AGREEMENT (this "Agreement"), has been entered into as of the 13th day of August 1997, by and between INNOVO GROUP INC., a Delaware corporation with principal offices in Springfield, Tennessee ("Innovo Group"), INNOVO, INC., a Texas corporation with principal offices in Springfield, Tennessee ("Innovo"), NP International, Inc., a Tennessee corporation with principal offices in Springfield, Tennessee ("NP"), and PATRICIA ANDERSON-LASKO, an individual and resident of the State of Tennessee ("Employee").

                            Recitals

     WHEREAS, Innovo Group has entered into a Letter of Intent dated July 29, 1997 (the "Letter of Intent") with potential investors and a potential management group ("Potential Investors"), and a Stock Purchase Agreement dated August 13, 1997 (the "Stock
Purchase Agreement"), whereby it has agreed to sell certain securities of Employer to certain individuals;

     WHEREAS, as a condition of the Stock Purchase Agreement, Innovo Group, Innovo and NP (collectively, the "Employer") agreed to enter into an employment agreement with Employee;

     WHEREAS, the Employer desires to obtain the services of Employee as the President of each of their respective companies, and Employee desires to secure such employment upon the following terms and conditions;

     NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein, the parties agree as follows:

     1.   Employment.  Employer hereby employs Employee as
President, and Employee hereby accepts and agrees to such employment, pursuant and subject to the orders, advice and direction of the Chief Executive Officer and Board of Directors of Employer. Employee shall perform such other duties as are customarily performed by one holding such position in other, same or similar businesses or enterprises as that engaged in by Employer. Employee shall report directly to the Chief Executive
Officer of Employer.

     2. Best Efforts of Employee. Employee agrees that she will at all times faithfully, industriously, and to the best of her ability, experience and talents, perform all of the duties that may be required of and from her pursuant to the express and implicit terms hereof, to the reasonable satisfaction of Employer, and that she will devote such portion of her professional time as she deems appropriate to her duties. Such duties shall be rendered at the principal offices of Employer as is hereinabove set forth, and at such other place or places as Employer shall in good faith require or as the interest, needs, business or opportunity of Employer shall require.

     3. Term of Employment. The initial term of employment (the "Initial Term") of Employee by Employer shall be for a period of two (2) years, commencing August 14, 1997 (the "Commencement Date") and terminating August 14, 1999 (the "Expiration Date"), and thereafter renewing for successive one (1) year terms, each such term to commence on the successive anniversaries of the Expiration Date, unless either party shall give written notice of intention to terminate at least ninety (90) days prior to the Expiration Date or prior to expiration of any such successive term, and subject to earlier termination as provided in Section 5 of this Agreement.

     4. Compensation of Employee. Employer shall pay Employee, and Employee shall accept from Employer in return for her services and the covenants contained herein, the following:

          A. Base Compensation. During the term of employment of Employee, Employer shall pay Employee, and Employee shall accept from Employer, in payment of Employee's services hereunder, total base compensation of One Hundred Fifty Seven Thousand Five Hundred and 0/100 Dollars ($157,500.00) per year (less applicable payroll taxes), payable monthly in accordance with the standard practices of the Employer ("Base Compensation").

          B. Bonus. In addition, Employee may also be paid, on an annual or other basis, such bonus or other compensation as the Board of Directors in its sole discretion may determine to be reasonable compensation for Employee, considering the performance of Employee, the business and financial condition of the Employer and the operating results achieved.

          C. Employee Benefits. Employee shall be entitled to receive the normal health care benefits and such other employment benefits as are generally available to senior officers of Employer.

     5. Termination. Employer may terminate the employment of Employee at any time with "Cause." For the purposes hereof, the term "Cause" shall mean, without limitation: the conviction of Employee of a felony, or a crime of moral turpitude designated as such under the laws of the State of Tennessee or the applicable jurisdiction; a material omission or misstatement in the information provided to the Potential Investors during their due diligence investigation of Employer prior to the execution of the Letter of Intent and prior to the closing of the transactions contemplated by the Letter of Intent; the failure of the Employee to carry out the reasonable written instructions of the Board of Directors of the Employer after the Employee has received written notice of such instructions and a reasonable opportunity to cure any such failure; the inability of Employee, through sickness or other incapacity, to perform her duties under this Agreement for a period in excess of ninety (90) substantially consecutive days; or the determination by a court or arbitrator of competent jurisdiction that a material term of this Agreement has been violated. The Employee's employment by Employer may also be terminated without Cause by either party upon sixty (60) days' prior written notice to the other. In the event Employee's employment is so terminated with or without Cause, Employer shall have no obligation to make any further payments to Employee, and Employee shall forfeit and lose her right to receive any other form of compensation or benefits; provided, however, Employee shall be entitled to (i) all Base Compensation earned through the date of termination; (ii) all rights under the 1997 Stock Purchase Right Award as provided and governed by the terms and conditions thereof; and (iii) a termination payment of One Hundred Fifty Seven Thousand Five Hundred and 0/100 Dollars ($157,500.00), payable in equal monthly installments commencing one month from the date of termination and ending one year from the date of termination.

     6.   Restrictive Covenants.   Employee covenants and agrees
that, during the term of her employment with Employer and for a period of two (2) years thereafter, she shall be subject to the following restrictions (the "Restrictive Covenants"):

          A. Competition. Employee will not own or participate in the ownership of any business that manufactures products that compete in whole or in part with the products of the Employer or its affiliates, anywhere within the continental United States of America; provided, however, that Employee may purchase or otherwise acquire up to (but not more than) one percent (1%) of any class of securities of any enterprise (but without otherwise participating in the activities of such enterprise) if such securities are listed on any national or regional securities exchange or have been registered under
     Section 12(g) of the Securities Exchange Act of 1934.

          B. Employee Solicitation. Employee will not in any way, directly or indirectly, for herself or on behalf of or in conjunction with any person or business entity other than the Employer, solicit or attempt to solicit any officers, directors, employees or agents of the Employer to leave, resign or terminate their employment with the Employer.

          C.   Confidential Information.

               (1) Definition. For purposes of this Agreement, the term "Confidential Information" shall mean information that the Employer owns or possesses, that it uses or is potentially useful in its business, that it treats as proprietary, private, or confidential, and that is not generally known to the public, including, but not limited to, information relating to Employer's existing and contemplated businesses, sales, company financial information, products, technology, manufacturing techniques, engineering processes, chemical formulae, marketing, sales methods, technical service expertise, employees, lists of actual or potential customers, actual and potential customer usage and requirements, new and existing programs or services, prices and terms, pricing strategy, sources of supplies and materials, operating and other cost data, trade secrets, inventions, patent applications, and other proprietary information as may exist or be developed from time to time by the Employer, or its affiliates.

               (2) Information Access and Disclosure. Employee acknowledges that she shall occupy a position of trust and confidence with the Employer and will have access to and may develop Confidential Information of actual or potential value to or otherwise useful to Employer. Employee shall hold in strictest confidence and not disclose, without express written authorization from the Chief Executive Officer or Board of Directors of Employer, to any person or entity, other than the Employer and its affiliates and their officers and agents, or use in whole or in part any Confidential Information that Employee may acquire while employed by Employer.

               (3) Employer Property Return. At the termination of Employee's employment with Employer, or at any other time that Employer may request, Employee shall promptly deliver to Employer all memoranda, notes, records, reports, documents, sketches, plans, models, compositions, formulations, computer data, and other tangible items made or compiled by Employee or in Employee's possession concerning or relating to the Employer or its affiliates and their businesses, operations or affairs and any Confidential Information that the Employee may possess or have under her control ("Company Property").

     7. Remedies. Employee acknowledges that any violation of any of the Restrictive Covenants contained in Section 6 of this Agreement will cause continuing and irreparable harm to the Employer for which monetary damages would not be adequate compensation. Employee, therefore, agrees that, if she violates or threatens to violate any of these restrictive covenants, the Employer shall be entitled, in addition to any other legal or equitable remedies available to it, to (a) entry of an injunction, temporary and permanent, enjoining such breach and securing specific performance of this Agreement, including requiring Employee to return all Company Property; (b) monetary damages, insofar as they can be determined; (c) forfeiture of all compensation paid by Employer or otherwise owing to Employee under this Agreement; and (d) recovery of Employer's reasonable attorney's fees and costs of prosecuting any such action. The parties waive the right to a jury trial with respect to any controversy or claim between or among the parties hereto, including but not limited to those arising out of or relating to this Agreement, as well as any claim based on or arising from an alleged tort.

     8. Severability. Whenever possible, each provision and term of this Agreement will be interpreted in a manner to be effective and valid; however, if any provision or term of this Agreement is held to be prohibited or invalid, then such provision or term will be ineffective only to the extent of such prohibition or invalidity, without invalidating or affecting in any manner whatsoever the remainder of such provision or term or the remaining provisions or terms of this Agreement. More specifically, Employee acknowledges that the restrictive covenants contained in Section 6 of this Agreement are reasonable in scope, time and geographic area; however, if any of these covenants are held to be unreasonable, arbitrary, or against public policy, such covenants will be considered divisible with respect to scope, time, and geographic area, and in such lesser scope, time and geographic area, will be effective, binding and enforceable against the Employee.

     9. Successors and Assigns. This Agreement will be binding upon the Employer and the Employee and will inure to the benefit of the Employer and its affiliates, successors and assigns, as well as to the Employee and her heirs. This Agreement is not assignable by the Employee, except upon the written agreement of both parties.

     10. Waiver. Neither the failure nor any delay by any party in exercising any right, power, or privilege under this Agreement will operate as a waiver of such right, power, or privilege, and no single or partial exercise of any such right, power, or privilege will preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege. To the maximum extent permitted by applicable law,
(a) no claim or right arising out of this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing, signed by the other party; (b) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on one party will be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement.

     11. Governing Law. This Agreement and all performance hereunder shall be construed and governed by the laws of the State of Tennessee, without regard to conflicts of laws principles.

     12. Construction. The headings of Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation. All references to "Section" or "Sections" refer to the corresponding Section or Sections of this Agreement unless otherwise specified. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Unless otherwise expressly provided, the word "including" does not limit the preceding words or terms. All references herein to the word "and" shall mean "and/or," and all references herein to the word "or" shall mean "and/or." The parties, in acknowledgement that all of them have been represented by counsel and that this Agreement has been carefully negotiated, agree that the construction and interpretation of this Agreement and other documents entered into in connection herewith shall not be affected by the identity of the party or parties under whose direction or at whose expense this Agreement and such documents were prepared or drafted.

     13.  Entire Agreement.   This Agreement constitutes the entire
agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior written and oral agreements and understandings between Employer and Employee with respect to the subject matter of this Agreement, including the Employment Agreement between Employer and Employee dated September 30, 1993. Employee hereby agrees that Employer has no liability to Employee under any prior employment agreement between the parties, and Employee waives any claims by Employee under any prior employment agreements between the parties. This Agreement may not be amended except by a written agreement executed by the party to be charged with the amendment.

     IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first above written.

                                   INNOVO GROUP INC.

/s/Patricia Anderson-Lasko         By:  /s/L. E. Smith
____________________________       ____________________________
PATRICIA ANDERSON-LASKO
                                   Title:    CEO

INNOVO, INC.                       NP INTERNATIONAL, INC.


By:/s/Patricia Anderson-Lasko      By:/s/Patricia Anderson-Lasko
____________________________       ____________________________
PATRICIA ANDERSON-LASKO            PATRICIA ANDERSON-LASKO
Title:    President                Title:    President